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EXHIBIT 99.1

CENTRAL FUND OF CANADA LIMITED

FOR IMMEDIATE RELEASE
on September 19, 2007
to Marketwire and U.S. Disclosure Circuit

TSX SYMBOL: CEF.A and CEF.U
AMEX SYMBOL: CEF

CENTRAL FUND CLOSES 11,840,000 SHARE ISSUE

        TORONTO, Ontario (September 19, 2007) — Central Fund of Canada Limited ("Central Fund") of Calgary, Alberta announced today that it has completed the sale of 11,840,000 non-voting, fully participating Class A Shares of Central Fund at a price of U.S.$9.44 to CIBC World Markets Inc. (the "Underwriter"), raising total gross proceeds of U.S.$111,769,600. The Class A Shares offered were primarily sold to investors in Canada and in the United States under the multijurisdictional disclosure system.

        The underwritten price of U.S.$9.44 per Class A Share was non-dilutive and accretive for the existing shareholders of Central Fund. In accordance with its investment policies, Central Fund has invested substantially all of the net proceeds of the issue (after deducting fees payable to the Underwriter and expenses of the issue) in gold and silver bullion, with the balance of the net proceeds reserved for additional bullion purchases and working capital purposes. It is anticipated that the additional capital raised by the issue will reduce the annual expense ratio in favour of all shareholders of Central Fund.

        The new total of issued and outstanding Class A Shares of Central Fund is 125,134,532. The investment holdings of Central Fund are now represented by approximately 805,169 fine ounces of gold, 40,252,756 ounces of silver and U.S.$27,477,572 in cash.

        The Class A Shares of Central Fund are qualified investments for RRSPs, DPSPs, RRIFs and RESPs. The Class A Shares are also eligible investments in the United States for various regulated investors and accounts.

        The Class A Shares of Central Fund have been listed on the Toronto Stock Exchange (CEF.A/CEF.U) since 1966 and on the AMEX (CEF) since 1986. They may be purchased on either stock exchange by worldwide investors.

        Central Fund is a passive refined gold and silver bullion holding company. Central Fund (est. 1961) amended its Articles in 1983 to provide investors with an exchange-tradable share reflecting the convenient, low-cost and secure ownership of gold and silver bullion. The physical bullion holdings of Central Fund are stored on an unencumbered, allocated, segregated and insured basis and are held in safekeeping within the treasury vaults of a Canadian chartered bank. Central Fund's bullion is audited semi-annually in the presence of Central Fund's auditors and bank officials.

        Central Fund has filed with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission ("SEC") a Second Prospectus Supplement dated September 12, 2007, to the Base Shelf Prospectus and registration statement dated September 29, 2006 for the offering to which this communication relates. For more complete information about Central Fund and this offering, prospective investors should read the Base Shelf Prospectus dated September 29, 2006, the Second Prospectus Supplement dated September 12, 2007 and the documents incorporated by reference therein. In the U.S., you may obtain a copy of the Base Shelf Prospectus and the Second Prospectus Supplement from CIBC World Markets Corp., Prospectus Department, 425 Lexington Avenue, 5th Floor, New York, New York 10017, by fax at 212-667-6303, or by e-mail at useprospectus@us.cibc.com. In Canada, you may obtain a copy of the Base Shelf Prospectus and the Second Prospectus Supplement from CIBC World Markets Inc., 6th Floor, 161 Bay Street, Toronto, Ontario, M5J 2S8, fax 416-594-7242. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

        For further information, please contact J.C. Stefan Spicer, President and CEO at 905-648-7878.
Website: www.centralfund.com. Email: info@centralfund.com

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CENTRAL FUND OF CANADA LIMITED
CENTRAL FUND CLOSES 11,840,000 SHARE ISSUE